[SEC CORRESPONDENCE]

NEW ULM TELECOM, INC.
27 North Minnesota Street
New Ulm, Minnesota 56073

April 26, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NEW ULM TELECOM, INC. FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31. 2004 FILED MARCH 30, 2005 FILE NO. 0-3024

Ladies and Gentlemen:

        New Ulm Telecom, Inc. (the “Company”) has received your comment letter dated April 13, 2005 in regards to the above referenced filing. The Company’s responses follow the comments included in your letter, which are presented in boldface type.

Non-GAAP Measures, page 11

SEC Comment

1.	Refer to the definition of your measure labeled as EBITDA. Please see question 14 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that clarifies that “Earnings” as used in the commonly used metric “EBITDA” is intended to mean net income (loss) presented in the statement of operations under GAAP, instead of operating income as you have disclosed in your definition. Please see our adopting release, that states the non-GAAP measures that are calculated differently than EBITDA should not be characterized as EBITDA. Therefore, please revise the title of this measure and provide a definition that identifies clearly how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net income (loss).

Company Response

1.	The Company will use net income (loss) as earnings in its calculation of EBITDA in future filings. With respect to the Form 10-K for the fiscal year ended December 31, 2004, the Company has compared the EBITDA calculation using net income (loss) as earnings with the calculation using operating income as earnings and found the difference to be insignificant. A comparison of the amounts calculated by the Company and presented in the Form 10-K and the amounts calculated in the manner the Company intends to use in future filings is as follows:

	10-K Presentation	Future Calculation
Telecom Segment	$5,890,207	$5,926,822
Cellular Segment	Not Presented	Not Presented
Phonery Segment	$ 947,318	$ 947,318

The Company in its future filings will clearly identify how EBITDA is being calculated and reconcile it to the most directly comparable GAAP measure of operating performance: net income (loss).

SEC Comment

2.	In addition disclose in more detail why you believe your measures labeled as EBITDA is a useful indicator of operating performance. Specifically, since capital items are necessary to enable you to generate revenues, it is unclear how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Additionally, it is unclear how EBITDA is a useful measure of operating performance when it also omits recurring items such as “interest expense,” “interest and dividend income,” “gain on dissolution,” “equity earnings in cellular partnership” and “other investment income (expense).” Avoid mere conclusions that the measure “is provided because the Company understands that such information is used by certain investors when analyzing the financial position and performance of the Company.” Rather, explain in clear language what the core operating performance is and how it is used, and clearly explain the items not considered by your non-GAAP performance measure and why management believes it is relevant to do so. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfiq.htm.

Company Response

2.	In future filings, the Company will add additional language regarding the usefulness of presenting EBITDA as shown below:

The Company provides the non-GAAP measure of EBITDA because of its usefulness in analyzing profitability between companies and industries. Because EBITDA eliminates the effects of financing and accounting decisions, EBITDA can provide an “apples-to-apples” comparison. For example, EBITDA as a percent of sales (the higher the ratio, the higher the profitability) can be used to find companies that are the most efficient operators in an industry.

EBITDA can also be used to evaluate different industry trends over time. Because EBITDA removes the impact of financing large capital investments and depreciation from the analysis, it can be used to compare the profitability trends of various industries, including telecommunications companies. The new accounting rules that eliminate the amortization of goodwill under FAS 142, will bring operating income closer to EBITDA, but the Company believes EBITDA may continue to be a useful measure of core operating profitability.

SEC Comment

3.	Finally since you disclose that EBITDA is presented because it is used by certain investors when analyzing the financial position and performance of the company, you must reconcile them to the most closely comparable GAAP measure of operating performance: net income (loss). As such, do not reconcile them to operating loss. Please see question 15 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise your future filings accordingly.

Company Response

3.	In future filings, the Company will reconcile EBITDA to the most comparable GAAP measure of operating performance: net income (loss).

Consolidated Results of Operations, page 12

SEC Comment

4.	We note your discussion of consolidated results of operations on page 12 does not correspond to the line items presented in your consolidated statement of income on page 26. Revise your discussion of consolidated results of operations to discuss each significant component of revenues and expenses in accordance with Section 303 (a) of Regulation S-K.

Company Response

4.	The Company respectfully submits that the material as presented on page 12 of the Form 10-K discusses what the Company believes are the significant items affecting operating results. However, in future filings, the Company will expand discussion of results from operations to more fully explain significant components of revenues and expenses, including references to the line items on the consolidated statement of income being discussed.

Results of Operations by Segment, page 13

SEC Comment

5.	We note that your segment tabular presentation and discussion of result and operations does not match your segment footnote presentation on page 38. Revise your discussion of segment results of operations to correspond to your segment presentation on page 38 in accordance FRC Section 501.06. Include a discussion your measure of profit or loss for each reportable segment as per our comment letter number 10 below. Furthermore, if you choose to present “cash operating expenses” and “non-cash operating expenses,” provide a reconciliation showing which line items are included from the consolidated statement of income.

Company Response

5.	The Company in its future filings will more consistently present descriptive labels. The Company will change the reference of “non-cash operating expenses” to “Depreciation and Amortization.” This will provide consistency among the presentation on the consolidated statement of income, the segment results of operations and the discussion in the MD&A. The Company will also add the net income amount for each segment to the notes in future filings.

Consolidated Statement of Income, page 26

SEC Comment

6.	If costs and expenses applicable to sales and revenue exclude depreciation and amortization directly applicable to the generation of revenue, then revise your presentation to comply with SAB 11:B.

Company Response

6.	None of the Income Statement descriptions, except for the line “Depreciation and Amortization,” include any depreciation or amortization. The Company in its future filings will add “(excluding Depreciation and Amortization)” on the line items for “Cost of Video Services” and “Cost of Internet Services” and “Other Operating .”

SEC Comment

7.	Tell us and discuss in your MD&A what is included in other nonregulated services. Tell us where you have included the costs related to the nonregulated services.

Company Response

7.	The revenues included in other nonregulated services are primarily related to the selling and maintenance of customer premise equipment and wiring, and resale of long distance toll service. In future filings, the Company will discuss in greater detail the revenue sources that comprise the category of other non-regulated services. The Company wishes to advise the staff that while the category makes up slightly over 10% of the total revenues, the largest revenue source within this category comprises less than 5% of total revenues. Over time the Company has broken out and reported separately those revenue sources that consist of 10% or more of total revenues. The Company will provide a more detailed discussion and disclosure regarding other non-regulated revenues in the MD&A of future filings.

Likewise, the Company will explain that the expenses associated with other non-regulated revenues are found in the expenses under the “Other Operating” line item.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 30

SEC Comment

8.	We note on page 16 of your MD&A that your phonery segment has revenues earned by sales, installation and service of business telephone systems and data communications equipment. Tell us your revenue recognition policy regarding this type of revenue. Tell your consideration of EITF 00-21. Include a discussion of revenue from sales, installation and service of systems and equipment in your revenue recognition policy footnote.

Company Response

8.	In reviewing the Revenue Recognition Policy discussed on page 30 of the Form 10-K, the Company states “Revenues are recognized when earned.” The Company proceeds to explain its revenue recognition policy for major sources of the Company’s revenues; however, it does not specifically discuss the revenue recognition policy for the Phonery segment. The Company believes that the addition of language similar to the following will make the revenue recognition policy for the Phonery segment clearer:

Revenues from system sales and services are derived from the sale, installation, and servicing of communication systems. Customer contracts of sales and installations are recognized using the completed-contract method, which recognizes income when the contract is substantially complete. Rental revenues are recognized over the rental period. Credit is granted to customers, substantially all of whom are located in the Company’s service areas.

The Company has also reviewed and considered EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” The Company believes that EITF 00-21 does not have direct application to the Phonery. The Company believes that the proposed language set forth above adequately addresses the revenue recognition policies of the Phonery. Further, the Company believes that the readability of the document is better if we simply add to the Revenue Recognition Note on the revenue recognition policies of the Phonery. EITF 00-21 does not have direct application to the Phonery business because the revenue recognition process in the Phonery is simple and straight-forward. For the most part, the sales process is not extended and revenue is recognized in the month the service or sale occurs, without multiple deliverables.

SEC Comment

9.	It appears that you are testing goodwill for impairment, including the goodwill related to your equity investment in MWH under the provisions of SFAS 142. Tell us in detail how you test goodwill associated with the acquisition of ownership interests in MWH. Tell us how you considered paragraphs B169 and B170 of SFAS 142.

Company Response

9.	In future filings, the Company will clarify the provisions under which impairment testing occurred. SFAS 142 applies to both the “Goodwill and Intangibles” of $3,218,906, and the “Cellular Investments” goodwill of $4,890,389, in that neither type of goodwill is any longer amortized. The testing of impairment under SFAS 142 only applies to the non-equity method related goodwill. The impairment of the cellular related goodwill is considered under APB Opinion 18.

Due to the significance of the balance in the investment in MWH we considered whether this investment was impaired (which is discussed in APB 18) using the following approach:

The Company estimated the value of its interest in MWH using market multiples derived from the relationship of the value of the equity of comparable publicly traded companies to their cash flow, revenues, and number of customers. Adjustments downward were also made to the value derived from the above calculation to reflect the lack of marketability of the MWH investment. The goal of this testing was to determine whether the carrying amount of the investment is recoverable.

Note 13 – Segment Information, page 38

SEC Comment

10.	Disclose you measure of profit or loss for each reportable segment in accordance with paragraph 27 of SFAS 131.

Company Response

10.	In future filings, the Company will disclose the measure of profit or loss (Net Income) for each reportable segment in the Segment Information Note.

SEC Comment

11.	Since you use proportionate consolidation for segment reporting in connection with your equity investment in MWH, you should disclose your accounting policy for segment reporting in accordance with paragraph 31(b) of SFAS 131 and the investment in the investee as required by paragraphs 28(a) of SFAS 131. Also, confirm that you are using the proportionate consolidation for segment reporting because that is the way the CODM reviews the performance of your equity investee.

Company Response

11.	In future filings, the Company, in fulfilling the requirements of SFAS 131, will add language to the Segment Note to indicate that the accounting policies of New Ulm Telecom, Inc. and MWH are similar and that no material difference would result due to differences in the policies. The Company wishes to advise the staff that the accounting policies of MWH are provided to the readers of Form 10-K on page 50. In regards to the requirements of paragraph 28(a) of SFAS 131, the Company in its future filings, will include the percentage of its equity in MWH (equity method investee) in the Segment Information Note. Also, Mr. Bill Otis, the Chief Operating Decision Maker (CODM), reviews the performance of MWH using the proportionate method.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company sincerely thanks the staff for your comments related to the improvement of the Company’s financial reporting and believe this correspondence addresses the foregoing comments. Should you have any questions regarding this correspondence, please contact me at (507) 233-4252.

Very truly yours,
/s/ Nancy Blankenhagen

Nancy Blankenhagen Chief Financial Officer